Michael Best & Friedrich LLP
Attorneys at Law
100 East Wisconsin Avenue
Suite 3300
Milwaukee, WI 53202-4108
Phone 414.271.6560
Fax 414.277.0656

Geoffrey R. Morgan
Direct 414.225.2752
Email grmorgan@michaelbest.com
June 24, 2011
Ms. Kathryn McHale
Senior Staff Attorney
United States Securities and Exchange Commission
Washington, DC 20549
Re:	Anchor Bancorp Wisconsin Inc. Form 10-K for the Fiscal Year Ended March 31, 2010 Filed June 29, 2010 Definitive Proxy Statement on Schedule 14A Filed July 7, 2010 File No. 000-20006
Dear Ms. McHale:
We are counsel to Anchor Bancorp Wisconsin Inc. (the “Company”). Chris Bauer forwarded your letter of June 16, 2011. We have reviewed your letter, consulted with the Company and have the following responses:
Recent Developments, page 5
1.	We note your statement that management expected the Board of Directors to voluntarily adopt a Memorandum of Understanding with the OTS on or before June 30, 2010. In future filings, please confirm that you will disclose any material effects on operations or financial condition as a result of the MOU.

Answer

There are currently no material effects on operations or financial condition as a result of the MOU. In fact, the Office of Thrift Supervision has advised the Company that it intends to lift the MOU and, as a result, the Company will no longer be subject to the terms of the MOU. In the interim, the Company will disclose any material effects on operations or financial condition that occur as the result of the MOU.
michaelbest.com

Ms. Kathryn McHale
June 24, 2011

Item 1A. Risk Factors, page 30
General
2.	We note that for your fiscal year ended March 31, 2010 and for your last three fiscal quarters you had inadequate internal controls over financial reporting. Please consider creating a separate risk factor to address this.

Answer

The Company has included a risk factor to that effect in its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 and will evaluate on an ongoing basis whether to continue to include such a risk factor.
Item 9A. Controls and Procedures, page 127
General
3.	We note that you have determined your internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, were not effective as of March 31, 2010; however, your disclosure does not appear to fully address whether your disclosure controls and procedures are effective. Please ensure future filings address not only your internal controls over financial reporting, but also your disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e). This comment also applies to your quarterly reports on Form 10-Q for the periods ended June 30, 2010, September 30, 2010 and December 31, 2010. Refer to Item 307 of Regulation S-K, Item 9A of Form 10-K and Item 4 of Form 10-Q.

Answer

The Company will ensure future filings (including its Annual Report on Form 10-K for the fiscal year ended March 31, 2011) will address the effectiveness of any internal controls over financial reporting and also disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e).
Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference to the Definitive Proxy Statement filed July 7, 2010), page 131
General
4.	Please revise your disclosure in future filings to clarify that loans made to related parties were made on substantially the same terms as those prevailing at the time for comparable transactions with “persons not related to the lender,” as contemplated by instruction 4 to Item 404(a) of Regulation S-K.
michaelbest.com

Ms. Kathryn McHale
June 24, 2011

Answer

The requested disclosures will be made in future filings and has been included in the Company’s Definitive Proxy Statement for its 2011 Annual Meeting of Shareholders.
Item 15. Exhibits and Financial Statement Schedules
5.	On pages 24-25 of your Definitive Proxy Statement you indicate that you are a party to employment agreements with Mr. Bauer and Ms. Hayes and severance agreements with Ms. Hayes and Mr. Bauer; however, we are unable to locate these agreements. Please file these agreements or advise the staff why you have not. Refer to the description of exhibits 10(iii)(A) in Item 601 of Regulation S-K.

Answer

Ms. Hayes’ employment agreement was entered into prior to the time when Ms. Hayes became a named executive officer within the meaning of the description of exhibits 10(iii)(A) of Item 601 of Regulation S-K. The employment agreement will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

Mr. Bauer joined the Company and was named President and Chief Executive Officer of the Company on June 22, 2009. The Company filed a Current Report on Form 8-K on June 24, 2009 reporting such event and providing the information required by Form 8-K. As noted in the Form 8-K, Mr. Bauer’s actual employment agreement was subject to approval by the Office of Thrift Supervision (“OTS”). To date, the OTS has not approved that previously proposed employment agreement, so the agreement has not been filed as an exhibit. In the interim, the Company and Mr. Bauer have each acted in accordance with the terms of the proposed employment agreement, although it was not signed because of the absence of OTS approval. The Company expected to receive formal approval, but that did not occur, though the OTS has raised no objection to the compensation arrangements being followed. The Company has added language in its 2011 Proxy Statement clarifying that the agreement has not been approved and summarizing the employment arrangement being followed by the Company.

The Company has since submitted a new employment agreement to OTS, which was just approved with a June 23, 2011 effective date and at the same compensation level previously observed by the parties. The Company will timely file a Current Report on Form 8-K disclosing that information under Item 5.02 and intends to file that employment agreement as an exhibit to the Form 8-K.
michaelbest.com

Ms. Kathryn McHale
June 24, 2011

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you very much for your consideration. Please contact the undersigned with any questions.

Sincerely, MICHAEL BEST & FRIEDRICH LLP
/s/ Geoffrey R. Morgan
Geoffrey R. Morgan

GRM:mkb

cc:	Mr. Chris Bauer Mr. Mark Timmerman
michaelbest.com